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Mail Processing Section FEB 27 2017 Washington DC 415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Aldwych Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue, 18th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck — (212) 897-1690
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name - if individual, state last, first, middle name)

100 Eagle Rock Avenue	East Hanover	New Jersey	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

JM

AFFIRMATION

I, James Avery, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Aldwych Securities LLC for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Compliance Officer
Title

State: New York
County: Manhattan
FRANTZ DESSALINES JR Date 02/23/2017
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01DE6324068
COMMISSION EXPIRES MAY 4, 2019

Notary Public

Aldwych Securities LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aldwych Securities LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2016

Aldwych Securities LLC

Table of contents
December 31, 2016

FRIEDMAN LLP®
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Aldwych Securities, LLC

We have audited the accompanying statement of financial condition of Aldwych Securities, LLC as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of Aldwych Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aldwych Securities, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 24, 2017

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com

Aldwych Securities LLC

Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	24,470
Fees receivable		21,001
Prepaid expense		3,898
	$	49,369
Liabilities and Member's Equity		
Liabilities:		
Compensation payable	$	27,492
Accrued expense		211
		27,703
Member's equity		21,666
	$	49,369

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Aldwych Securities LLC (the "Company"), a wholly-owned subsidiary of Aldwych LLC (the "Parent"), is a limited liability company and was formed under the laws of the State of New York. Prior to October 14, 2016 the Company was wholly-owned by Aldwych Capital Partners, LLC (the "Affiliate") and was assigned to the Parent on that date. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as a private placement agent with respect to securities, especially the offer and sale of interests in companies in the energy industry.

The liability of the member is limited to the capital held by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Income Taxes
As a single member LLC whose Parent is also a single member LLC, the Company's taxable income or loss is reported on the tax returns of its ultimate owner.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. Transactions with Related Parties

The Company maintains an administrative services agreement with the Parent and Affiliate. Pursuant to the agreement, the Parent and the Affiliate provide accounting, administration, information technology, compliance services, office space, employee services and other services. The Parent and Affiliate provide these services at no cost to the Company. Management has estimated that the value of services provided to the Company for the year ended December 31, 2016 was approximately $146,000.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31,

2016, the Company had net capital of $14,618 which exceeded the required net capital by $9,618. The Company's ratio of aggregate indebtedness to net capital was 1.9 to 1 at December 31, 2016.

The Company does not hold customers' cash or securities. As such it is not affected by SEC Rule 15c3-3.

5. Concentrations

All cash deposits are held by one financial institution, which are insured by the Federal Deposit Insurance Corporation subject to certain limitations. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Two customers accounted for approximately 100% (52% from one customer and 48% from the other customer) of total fees receivable by the Company at December 31, 2016.

6. Reliance on Parent

The Company relies upon its Parent to provide necessary working capital. The Parent has pledged to do so for the immediate future.